EXHIBIT A
Financial Statement


Ricky Williams Heals, LLC
A Wyoming Limited Liability Company
Financial Statement and Independent Auditor's Report
February 3, 2025 (Inception)


Ricky Williams Heals, LLC
To the Member of
Ricky Williams Heals, LLC
Jackson, Wyoming


INDEPENDENT AUDITOR'S REPORT


Opinion
We have audited the accompanying financial statement of Ricky Williams Heals, LLC (the "Company") which comprises the balance sheet as of February 3, 2025 (inception) and the related notes to the financial statement.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of February 3, 2025 (inception) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not commenced planned principal operations, has not generated revenues or profits, and is reliant upon its managing member for continued funding of its operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statement
Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.
In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement
Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free

from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

<s/> Artesian CPA, LLC
Artesian CPA, LLC
Denver, Colorado
February 25, 2025

Ricky Williams Heals, LLC
BALANCE SHEET
As of February 3, 2025 (inception)

ASSETS

Current Assets:		
Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	-
Total Current Liabilities		-
Member's Equity		-
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	-

See accompanying Independent Auditor's Report and accompanying notes, which are an integral
part of this financial statement.

Ricky Williams Heals, LLC
NOTES TO THE FINANCIAL STATEMENT
As of February 3, 2025 (inception)

NOTE 1: NATURE OF OPERATIONS
Ricky Williams Heals, LLC, (the "Company" or "RWH") was incorporated on February 3, 2025 under the laws of the State of Wyoming. The Company was formed primarily to produce Healing from the Gridiron, a multi-episode documentary series that combines 8 former NFL athletes with 24 of the most highly trained integrative healing practitioners from around the world to explore and demonstrate the transformative power of CranioSacral therapy combined with visceral manipulation, two therapies studied by Ricky Williams over the last 20 years. The Company is headquartered in Jackson, Wyoming. The sole member of the Company, Micheal Jelen (CEO), is responsible for its management (the "Manager").
As of February 3, 2025 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates
The preparation of the Company's financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

See accompanying Independent Auditor's Report

Ricky Williams Heals, LLC
NOTES TO THE FINANCIAL STATEMENT
As of February 3, 2025 (inception)

Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity upon the completion of an offering or to expense if the offering is not completed. As of February 3, 2025 (inception), the Company has not yet incurred any offering costs.

Fair Value Measurements
Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Revenue Recognition
Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of February 3, 2025 (inception).

See accompanying Independent Auditor's Report

Ricky Williams Heals, LLC
NOTES TO THE FINANCIAL STATEMENT
As of February 3, 2025 (inception)

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fees, and costs of organization, are expensed as incurred.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or losses flow through to its member. Therefore, no provision for income tax has been recorded in the statement. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN
The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has not generated any revenues or profits as of February 3, 2025 (inception), and is dependent upon its manager for the continued funding of its operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

See accompanying Independent Auditor's Report

Ricky Williams Heals, LLC
NOTES TO THE FINANCIAL STATEMENT
As of February 3, 2025 (inception)

NOTE 4: MEMBER'S EQUITY

Membership Units
The managing member, Michael Jelen, is the sole member of the Company. The Manager acquired 100% of the membership interests in the Company (the "Membership Interests").

Management
The Company is managed by the Manager. Pursuant to the terms of the Company's limited liability company operating agreement (the "Operating Agreement"), the Manager shall devote such time and effort to the Company's business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the members.

Allocations of Profits and Losses
The Company's net profits and net losses shall be allocated among the Members in proportion to their ownership interests unless otherwise agreed in writing.

Distributions
Distributions to Members shall be made at such times and in such amounts as determined by the Manager, subject to the Company's financial needs and any restrictions in the Operating Agreement or applicable law.

Dissolutions
The Company shall dissolve upon the written consent of all Members, any event which makes it unlawful for the Company's business to continue, a judicial decree requiring dissolution, as otherwise provided by the Act. Upon dissolution, the Company shall cease business activities except those necessary to wind up its affairs. The Company's assets shall be applied or distributed as follows: payment of Company debts and liabilities to creditors (including Members who are creditors), establishment of reserves for contingent liabilities, or distribution of any remaining assets to Members in proportion to their ownership interests unless otherwise required by law or agreed upon in writing.

Limited Liability
The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS
The Company is managed by its sole member, Michael Jelen (CEO). Pursuant to the terms of the Operating Agreement, the member shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. The Manager may be compensated by the Company for its services and reimbursed by the Company for costs it incurs on behalf of the Company.

<p align="center">See accompanying Independent Auditor's Report</p>

Ricky Williams Heals, LLC
NOTES TO THE FINANCIAL STATEMENT
As of February 3, 2025 (inception)

Due to Related Party
As of February 3, 2025 (inception), no related party transaction was entered into by the Company.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS
Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES
The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS
The Company intends to initiate a Regulation CF offering of its membership interests in 2025. Management has evaluated all subsequent events through February 25, 2025, the date the financial statement was available to be issued. There are no material events requiring disclosure or adjustment to the financial statement.

See accompanying Independent Auditor's Report